PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 000-49850
NOTIFICATION OF LATE FILING
          (Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q
☐ Form N-SAR
     For Period Ended:           July 3, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K
     For the Transition Period Ended: _______________________________________
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION
Full name of registrant:      Big 5 Sporting Goods Corporation
Former name if applicable:      N/A
Address of principal executive office (Street and Number):      2525 East El Segundo Boulevard
City, state and zip code:      El Segundo, California 90245

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
     Big 5 Sporting Goods Corporation (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ending July 3, 2005 within the prescribed time period. The Company was unable to complete its financial statements for the fiscal 2005 second quarter without unreasonable effort or expense and despite diligent efforts because, as previously reported, the audit of the Company’s financial statements for the fiscal year ending January 2, 2005 has not yet been completed. The preparation of subsequent period financial statements cannot be completed until the financial statements for the prior periods, including restatement of prior period financial statements, have been completed.
     The Company has not yet been able to file its Annual Report on Form 10-K for the fiscal year ended January 2, 2005 and its Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005 for the reasons set forth in the Forms 12b-25 filed by the Company on March 18, 2005 and May 16, 2005, respectively. The Company provided an update on the status of the ongoing review of its prior reported financial statements in the May 4, 2005 press release that was furnished as an exhibit to the Company’s Current Report on Form 8-K filed on May 4, 2005 and at various times subsequent thereto, including in the July 29, 2005 and August 15, 2005 press releases that were furnished or filed as exhibits to the Company’s Current Reports on Form 8-K filed on July 29, 2005 and August 15, 2005, respectively.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Gary S. Meade	(310)	536-0611

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Annual Report on Form 10-K for the fiscal year ended January 2, 2005	☐ Yes ☑ No
Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As a result of the delay in completing the Annual Report on Form 10-K for fiscal 2004 and the Quarterly Report on Form 10-Q for the first quarter of fiscal 2005, including the amount of additional work associated with the restatement and the review process, the Company has been unable to close its books for the second quarter of fiscal 2005 and thus cannot at this time provide a reasonable estimate of its results of operations for the fiscal quarter and six months ended July 3, 2005. In addition, the Company has not completed the restatement of its financial statements for the fiscal quarter and six months ended June 27, 2004 and thus cannot at this time conclude whether it will report any significant change in its results of operations. On July 24, 2005, the Company issued a press release announcing that it expects to report, based on preliminary sales results, a same store sales increase of approximately 2.7% for the fiscal quarter ended July 3, 2005 versus the comparable 13-week period of 2004.
Big 5 Sporting Goods Corporation

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2005	By	/s/ STEVEN G. MILLER

Steven G. Miller, President and Chief
Executive Officer